ACTIVCARD CORP.

SUPPLEMENT NO. 1 TO

PROSPECTUS DATED JUNE 24, 2003

Filed Pursuant to Rule 424(b)(3)

Registration No. 333-105558

This supplement, dated July 3, supplements certain information contained in our prospectus, dated June 24, 2003, registering shares of our common stock for issuance upon the exchange of ActivCard S.A. securities. This supplement is not complete without, and may not be delivered or utilized except in connection with, the prospectus, including any amendments or supplements to it.

Supplemental Information

On July 3, 2003, ActivCard Corp. announced that, based on preliminary financial results, its second quarter 2003 revenue is expected to range from $9 million to $10 million and that its unaudited net loss (U.S. GAAP) is expected to range from $0.15 to $0.25 per diluted share for that quarter, compared to a net loss of $0.11 per diluted share in the second quarter of 2002.

ActivCard Corp. is currently quantifying the effects of decisions made to terminate non-core business activities, which would result in a write-down of assets. The charge related to the write-down of assets is expected to range between $0.03 and $0.10 per diluted share. The potential effect of these write-downs is included in the estimated range of net loss per share provided above.

ActivCard Corp. will report its second quarter 2003 results on July 30, at which time additional commentary will be provided.

ActivCard Corp. has also announced that it will extend the expiration date of the tender offer for an additional five business days. As a result of the extension, the exchange offer will now expire at 12:00 midnight, New York City time, on July 14, 2003.

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